SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

SIRIUS XM HOLDINGS INC.

(as successor to Sirius XM Radio Inc.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

January 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Note:  This statement constitutes Amendment No. 3 of the Report on Schedule 13D of the reporting person Liberty Media Corporation.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,255,062,556 shares (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,255,062,556 shares (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,255,062,556 shares (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 53.4% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)   Sole voting power and dispositive power of such shares is held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2)   Includes (x) 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement, (y) 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person, and (z) 92,888,561 shares of Common Stock subject to a Share Repurchase Agreement, dated as of October 9, 2013, between the Reporting Person and the Issuer, as amended by the letter agreement, dated November 13, 2013 (see Item 4 below).

(3)   Based on shares of Common Stock outstanding as of October 22, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (as adjusted for the repurchase by the Issuer of the first tranche of shares under the Share Repurchase Agreement referenced in footnote (2) above).

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

(as successor to Sirius XM Radio Inc.)

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”).  On November 15, 2013, Sirius XM Radio Inc., a Delaware corporation (“Radio”), reorganized its corporate structure (the “Reorganization”) whereby Radio became a direct, wholly owned subsidiary of the Issuer.  As reported on the Issuer’s Form 8-K12B, dated November 15, 2013, in connection with the Reorganization, effective as of such date, the Issuer became the successor issuer to Radio, pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12g-3(a) under the Exchange Act, the shares of the Issuer’s Common Stock, as successor issuer, are deemed registered under Section 12(b) of the Exchange Act.

The Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer (as successor to Radio) by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013 and Amendment No. 2 filed with the Commission on October 15, 2013 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 3 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.  Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is supplemented by adding the following thereto:

On January 3, 2014, Liberty made a proposal to the Issuer (the “Proposal Letter”), outlining the terms by which the Issuer’s shareholders, other than Liberty and its subsidiaries, would become direct shareholders of Liberty in a tax-free transaction in which each share of the Issuer’s Common Stock, other than those held by Liberty and its subsidiaries, would be converted into 0.0760 of a share of a new Liberty Series C non-voting common stock.  Immediately prior to such conversion, Liberty intends to distribute, on a 2:1 basis, shares of Liberty Series C common stock to all holders of record of Liberty Series A Common Stock, par value $0.01 per share, and Series B Common Stock, par value $0.01 per share, to create a liquid trading market for the Liberty Series C common stock.  The 0.0760 exchange ratio is equivalent to a 0.0253 exchange ratio prior to the distribution of the Series C common stock dividend.

The proposed transaction and contemporaneous distribution of the Liberty Series C common stock dividend would result in the Issuer’s shareholders, other than Liberty and its subsidiaries, owning approximately 39% of Liberty’s post-closing outstanding common stock on a pro forma basis.

As described in the Proposal Letter, the proposed transaction would be subject to the negotiation and execution of mutually acceptable definitive transaction documents, the terms of which would be approved by a special committee of independent directors of the Issuer, and would also be subject to a non-waivable condition requiring the approval of a majority of the shares of the Issuer’s common stock not owned by Liberty or its affiliates.  The approval by Liberty shareholders of the issuance of its Series C common stock to the Issuer’s public shareholders in the proposed transaction would also be required under applicable Nasdaq Stock Market requirements.  Other than applicable filings with the Securities and Exchange Commission, Liberty does not anticipate that any additional regulatory approvals would be required.

In the Proposal Letter, Liberty also proposed to defer the Issuer’s obligation to make any additional repurchases under the Share Repurchase Agreement pending the completion of Liberty’s negotiations relating to the proposed transaction.

Additional information regarding the foregoing and the proposed transaction can be found in the press release issued by Liberty on January 3, 2014 and the Proposal Letter, which are attached hereto as Exhibits 7(d) and 7(e), respectively, and are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is supplemented by adding the following thereto:

The Reporting Person beneficially owns 3,255,062,556 shares of Common Stock (including (x) 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement, (y) 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person, and (z) 92,888,561 shares of Common Stock subject to the Share Repurchase Agreement), which represent 53.4% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The number of shares deemed outstanding is based upon (x) 6,135,513,195 shares of Common Stock outstanding as of October 22, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, less (y) 43,712,265 shares of Common Stock repurchased by the Issuer under the Share Repurchase Agreement on November 12, 2013.

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Liberty Schedule 13D is supplemented by adding the following thereto:

7(d)                          Press Release issued by Liberty Media Corporation dated January 3, 2014 (filed as Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated January 3, 2014 and incorporated herein by reference).

7(e)                           Proposal Letter, dated January 3, 2014, by Liberty Media Corporation to Sirius XM Holdings Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President and Deputy General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated as of February 17, 2009, between Sirius XM Radio Inc. (predecessor to the Issuer) and Liberty Radio, LLC (filed as Exhibit 4.55 to the Issuer’s Annual Report on Form 10-K (SEC File No. 000-24710) dated March 9, 2009 and incorporated herein by reference).

7(b)

Assistant Secretary’s Certificate of Liberty Media Corporation (filed as Exhibit 7(b) to the Reporting Person’s Schedule 13D (SEC File No. 005-50791) dated January 22, 2013 and incorporated herein by reference).

7(c)

Share Repurchase Agreement, dated as of October 9, 2013, by and between Liberty Media Corporation and Sirius XM Radio Inc. (predecessor to the Issuer) (filed as Exhibit 99.2 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated October 10, 2013 and incorporated herein by reference).

7(d)

Press Release issued by Liberty Media Corporation dated January 3, 2014 (filed as Exhibit 99.1 to the Reporting Person’s Current Report on Form 8-K (SEC File No. 001-35707) dated January 3, 2014 and incorporated herein by reference).

7(e)	Proposal Letter, dated January 3, 2014, by Liberty Media Corporation to Sirius XM Holdings Inc.